SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

             Securities and Exchange Commission File No.  0-23442

                    CAMERON ASHLEY BUILDING PRODUCTS, INC.
            (Exact name of registrant as specified in its charter)

            11651 Plano Road, Dallas, Texas 75243    (214) 860-5100
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                        Common Stock, no par value; and
                  Rights to Purchase Series A Preferred Stock
           (Title of each class of securities covered by this Form)

                                     None
          (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    [X]                    Rule 12h-3(b)(1)(ii)   [ ]
Rule 12g-4(a)(1)(ii)   [ ]                    Rule 12h-3(b)(2)(i)    [ ]
Rule 12g-4(a)(2)(i)    [ ]                    Rule 12h-3(b)(2)(ii)   [ ]
Rule 12g-4(a)(2)(ii)   [ ]                    Rule 15d-6             [ ]
Rule 12h-3(b)(1)(i)    [ ]

Approximate number of holders of record as of the certification or notice date: 1.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cameron Ashley Building Products, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: June 19, 2000

CAMERON ASHLEY BUILDING PRODUCTS, INC.

By: /S/ DUANE FAULKNER
    Duane Faulkner
    President